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                                                                      EXHIBIT 8

                                    AGREEMENT


This Contingent Transponder Agreement, dated January 26, 1995, among British Aerospace Plc, a United Kingdom corporation ("BAe"), Matra Hachette S.A., a French societe anonyme, and MCN Sat U.S., Inc., a Delaware, U.S.A., corporation ("MCN Sat").


                                   WITNESSETH


WHEREAS, as inducement for Matra S.A., the predecessor of Matra Hachette ("Matra S.A.") to invest as a limited partner in International Private Satellite Partners, LP., a Delaware limited partnership, ("IPSP"), BAe agreed to assume certain contingent transponder liabilities of Matra under a certain IPSP-related document;

WHEREAS, the basic terms of BAe's agreement were set forth in a letter agreement, dated 8 October 1990, between British Aerospace Systems, acting on behalf of BAe, and Matra (the "Letter Agreement");

WHEREAS, as a consequence of, and in reliance upon, BAe's agreement to assume such contingent transponder obligations, Matra caused its affiliate, MMB, to commit to invest as a limited partner in IPSP and to execute and deliver certain IPSP-related documents, including the Amended and Restated Agreement of Limited Partnership of International Private Satellite Partners, dated as of 25 October 1990, which agreement was subsequently restated and amended (as amended, the "Partnership Agreement") and Matra executed and delivered to IPSP the Contingent Communication Satellite Capacity Agreement, dated as of 24 October 1990, which agreement was subsequently amended (as amended, the "Contingent Agreement");

WHEREAS, pursuant to an Agreement, dated as of 2 April 1992, among IPSP, Matra, MMB, MCN Sat Services S.A. and MCN Sat, MMB and Matra transferred their interests in the Partnership Agreement and the Contingent Agreement to MCN Sat and MCN Sat assumed the obligations of the assignors under said agreements;

WHEREAS, Matra has transferred its rights in and to the Letter Agreement to MCN Sat; and

WHEREAS, the parties hereto desire to further define the terms of the Letter Agreement, as is contemplated by Paragraph 5 of said Letter Agreement;

NOW, THEREFORE, in the consideration of MCN's investment in, and continued support of, IPSP, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:




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SECTION 1: PAYMENTS

1.1. Basic Payments. If MCN Sat is required to make a Contingent Payment under
Article II of the Contingent Agreement, BAe shall pay to MCN Sat an amount equal to 75/175 of the actual amount of such Contingent Payment paid by MCN Sat to IPSP (the "BAe Portion"), provided that in no month shall the BAe Portion exceed $153,750, except as provided in Section 1.2 of this Agreement.

1.2. Payment Increases. If the amount of the Contingent Payment MCN Sat is required to make increases as a result of the completion of phase II financing (as defined in IPSP Revised Confidential Private Offering Memorandum, dated 17 September 1990), then BAe also shall pay to MCN Sat 75/175 of the amount of such increase and the term BAe Portion shall be deemed to include the Basic Payment payable under Section 1.1 hereof and the amount of such increase.

1.3. Timing of Payment. BAe shall remit the BAe Portion to MCN Sat within five days of its receipt of a notice from MCN. BAe shall make such remission by check or by wire transfer, as specified in MCN Sat's notice to BAe.

1.4. Late Payments. If BAe fails to pay the BAe Portion to MCN Sat when due, then BAe shall pay to MCN Sat interest at the rate of 1% per month, compounded monthly, on the unpaid BAe Portion from the date the BAe Portion is required to be paid to the date of payment.

1.5. Reimbursement. Within five days of MCN Sat's receipt from IPSP of any distribution pursuant to Sections 6.04(a)(i) or 6.05(a)(A) of the Partnership Agreement (each a "Contingent Payment Distribution"), MCN Sat shall pay to BAe 75/175 of such Contingent Payment Distribution, provided that the sum of all such payments to BAe shall not exceed in the aggregate the sum of all BAe Portions paid by BAe to MCN Sat pursuant to Sections 1.1 and 1.2 of this Agreement.


SECTION 2: PURCHASE OF COMMUNICATIONS SATELLITE SERVICES

2.1. Right to Purchase. At any time that BAe is required to make a BAe Portion payment to MCN Sat, BAe may elect to satisfy its payment obligation through the purchase of Communications Satellite Services pursuant to Article IV of the Contingent Agreement.

2.2. Service Election Notice. Within five days of MCN Sat's receipt of a notice from BAe stating its desire to purchase Communications Satellite Services in lieu of making payments of the BAe Portion to MCN Sat, which notice shall contain such information as Section 4.01 of the Contingent Agreement requires to be contained in a Service Election Notice, MCN Sat shall deliver to IPSP a Service Election Notice pursuant to Section 4.01.

2.3. IPSP Communications. MCN Sat shall notify BAe promptly upon its receipt from IPSP of any Service Provision Notice (as defined in the Contingent Agreement) or of any other

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communication received from IPSP with respect to the Communications Satellite
Services purchased or to be purchased by BAe.

2.4. Limitation of MCN Sat's Obligation to Provide Services. Notwithstanding Sections 2.1., 2.2., and 2.3. MCN Sat shall be obligated to provide Communications Satellite Services to BAe only to the extent that IPSP provides the same to MCN Sat and MCN Sat shall have no liability whatsoever to BAe if IPSP fails to deliver Communications Satellite Services to MCN Sat (or directly to BAe at MCN Sat's request) or reduces the scope of level of such Services.

2.5. Compliance with Contingent Agreement. BAe shall comply with, shall not take any action that would cause MCN Sat to violate, and shall not fail to take any action required to be taken by a user of Communications Satellite Services under Sections 7.03(a), 7.03(b), 7.03(c), and 10.1 of the Contingent Agreement. If, as a result of BAe's actions or use of Communications Satellite Services, IPSP alleges that MCN Sat is in default under the Contingent Agreement, then BAe, at its own cost, shall participate in MCN Sat's defense. If MCN Sat is determined to be in default under the Contingent Agreement due to a violation of Section 7.03(a), 7.03(b), 7.03(c) or 10.1 with respect to the Communications Satellite Services sold to BAe, then BAe shall reimburse MCN Sat for all damages resulting from such violation and all costs and expenses incurred by MCN Sat in defending against any action on the default.

2.6. Timing of Payments. Within five days of BAe's receipt from MCN Sat of an invoice, BAe shall remit to MCN Sat the amount specified on such invoice (the "Purchase Price"). BAe shall make such remission by check or wire transfer as specified in MCN Sat's invoice to BAe.

2.7. Late Payments. If BAe fails to pay the Purchase Price when due, then BAe shall pay to MCN Sat interest at the rate of 1% per month, compounded monthly, on the unpaid Purchase Price from the date the Purchase Price is required to be paid to the date of payment.


SECTION 3: OPTION AGREEMENT

3.1. Expiration of Option. The time for MCN Sat's right to exercise its option under the Option Agreement, dated as of 24 December 1991, between MCN Sat and IPSP (the "Option Agreement"), having expired, BAe hereby acknowledges that it has waived all rights to direct MCN Sat to exercise such option. If, however, the Option Agreement is reinstated, then BAe shall have the right to direct MCN Sat to exercise its rights to receive capacity under the Option Agreement on any satellite for which funds may be drawn under the Contingent Agreement.

3.2. Payment for Option Capacity. Within five days of BAe's receipt from MCN Sat of an invoice in the form attached as Exhibit 3.2. BAe shall remit to MCN Sat the amount specified on such invoice (the "Option Capacity Price"). BAe shall make such remission by check or wire transfer, as specified in MCN Sat's invoice to BAe.



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3.3. Late Payments. If BAe fails to pay the Option Capacity Price when due, then
BAe shall pay to MCN Sat interest at the rate of 1% per month, compounded monthly on the unpaid Option Capacity Price from the date the Option Capacity Price is required to be made to the date of payment.


SECTION 4: MATRA HACHETTE GUARANTEE

Matra Hachette hereby guarantees the payment and performance obligations of MCN Sat hereunder.


SECTION 5: MISCELLANEOUS

5.1.     Entire Agreement

5.1.1. This instrument contains all of the understanding and agreements of every kind and nature existing between the parties hereto with respect to the subject matter of this Agreement.

5.1.2. All exhibits that are referred to herein and attached hereto shall be considered a part of this agreement.

5.1.3. Numbered or lettered articles, sections, and subsections herein contained refer to articles, sections, and subsections of this Agreement unless otherwise expressly stated.

5.1.4. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

5.2. Severability. If any provision of this Agreement or the application of such provision to any person or circumstance is held to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to the person or circumstance, other than those in respect of which it is invalid or unenforceable, shall not be affected thereby except those provisions that are made subject to or conditioned upon such invalid or unenforceable provisions.

5.3. Language. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

5.4. Waiver. No party's consent to, or express or implied waiver of, any breach or default by the other party in the performance by such other party of its obligations hereunder shall be deemed or construed to be a consent to or waiver of any other breach of default in the performance by such other party of the same or any other obligations of such party hereunder. A party's failure to complain of any act or failure to act of any of the other party or to declare

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the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party or its rights hereunder.

5.5.   Benefits.

5.5.1. Subject to the restrictions on transfers and encumbrances set forth herein, this Agreement shall inure to the benefit of and be binding upon the undersigned parties and their respective successors and assigns. Whenever a reference to any party is made in this Agreement, such reference shall be deemed to include a reference to the successors and assigns of such party.

5.5.2. The provisions of this Agreement are not intended to be for the benefit of any third party on whom benefits are not specifically conferred by this Agreement.

5.6.   Amendments; Assignments

5.6.1. This Agreement may not be amended, altered, or modified except by a written instrument signed by the parties.

5.6.2. This Agreement shall not be assigned by either party without the prior written consent of the other, except that BAe may assign its rights and obligations hereunder to any entity then constituting a corporate member of the BAe Group ("a BAe Group member") provided that BAe either remains liable hereunder or guarantees, as a primary obligor, the payment and performance obligations of such BAe Group Member hereunder.

5.7. Counterparts. This Agreement may be executed in a number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

5.8. Jurisdiction; Service of Process

5.8.1. Any action or proceeding seeking to enforce any provisions of, or based on any right arising out of, this Agreement may be brought against the parties only in the courts of the State of New York or, if jurisdiction may be acquired, in the federal courts of New York and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any obligation to venue laid therein.

5.8.2. Process in any action or proceeding referred to in Section 5.8.1. may be served on any party anywhere in the world, whether within or without the State of New York, without regard to any geographical limits on service of process that may be imposed by the courts referred to in Section 5.8.1.


5.9. Payments. All payments required to be made hereunder shall be made in legal tender of the United States of America.


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5.10. Notices: Demands: Requests: Payments

5.10.1. All notices, demands, or requests required or permitted to be given pursuant to this Agreement must be in writing.

5.10.2. All notices, demands, and requests required or permitted to be given hereunder shall be deemed to have been properly given if served personally or if sent by telecopy, by registered or certified airmail, postage prepaid, or by overnight courier, addressed as follows:

To MCN Sat:                MCN Sat U.S. Inc.
                           4, rue de Presbourg
                           75116 Paris
                           France

                           Attention:       George PAYET
                           Telephone:       (33.1) 34.88.41.05
                           Telefax:         (33.1) 34.88.48.88

To BAe:                    British Aerospace Plc
                           Warwick House
                           P.O. Box 87
                           Farnborough Aerospace Center
                           Farnborough
                           Hants GU14 6YU

                           Attention:        M. Walker
                           Telephone:       (44) 252.38.3879
                           Telefax:         (44) 252.38.3421

or such other addresses as shall be furnished by like notice by such party. Any notice or communication given by mail shall be deemed to have been received seven days after deposit in the mails; any notice or communication given by overnight courier shall be deemed to have been received two days after delivery of the notice to such courier; and any notice or communication given by telecopy shall be deemed to have been received when sent by telecopy and mechanical acknowledgement of receipt or oral acknowledgment by the addressee is received.

5.10.3. The time period in which a response to any such notice, demand, or request must be given shall comment to run from the date of delivery if served or delivered in person, the date of receipt on the return receipt of the notice, demand, or request by the addressee thereof in the case of the mails and overnight courier, and from the date receipt is mechanically or orally acknowledged in the case of a telecopy.



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5.11. Governing Law. This Agreement and the obligations of the parties hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of the day and year first above written.



For an on behalf of:                       For and on behalf of:
Matra Hachette                             MCN Sat U.S., Inc.


/s/ illegible                              /s/ Claude Goumy
By:[Illegible]                             By:  Claude Goumy   CEO



For  and on behalf of:
British Aerospace Plc


/s/ D. Parkes
By: D. Parkes


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